SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 18th October, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date October 18, 2004	s. Hermann Derbuch
Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Twin Mining's Jackson Inlet Reveals More Than 60 Drill Targets

Toronto, Ontario (October 18, 2004) Twin Mining Corporation (TWG: TSX) ("Twin Mining") is pleased to announce that further evaluation of results to date from the Jackson Inlet 2004 exploration activities now indicate as many as 67 separate new kimberlite drill targets on 200,000 acres of the 1.3 million acres 100%-owned land position on the Brodeur Peninsula, Nunavut. These targets are additional to the seven (7) in the Freightrain - Cargo1 and Cargo2 areas, which have been defined by previous ground magnetometer surveys and widespread till samplings (press releases August 26, 2003 and July 14, 2004). They are also in addition to the Freightrain-Cargo1 corridor where diamondiferous kimberlite fragments on frost boil surfaces have been found (press release September 25, 2003).

Mr. Dallas Davis, Twin Mining's Qualified Person in the field of diamond exploration stated: "The detection of this large number of new targets, underscored by favorable diamond indicator minerals, is beyond anything we had expected and raises greatly the potential for new discoveries of diamondiferous kimberlite pipes, which will be pursued in an extensive drilling program in 2005. The Jackson Inlet property has already delivered a parcel of +50 carats of high quality diamonds at an average modeled grade of 40 carats per hundred tonnes (CPHT)".

The evaluation process included analysis of the preliminary MIDAS II™ ("MIDAS") geophysical flight data (press release August 6, 2004), the JVX Ltd. ("JVX") ground magnetometer survey results (press release September 18, 2003) and the results of Twin Mining's previous soil sampling.

For the ease of describing the location of targets, the 270.000 acres of the Jackson Inlet project will be referred to as Jackson Inlet East (previously Block 1) and Jackson Inlet West (previously Block 2).

At Jackson Inlet East, the MIDAS survey detected

  JVX’s magnetic anomaly A-VII and the previously known Cargo2 (JVX’s A-I) which is strongly inferred to reflect a diamondiferous kimberlite because of the presence of indicator minerals as well as a diamond in the overburden (press release May 13, 2003).

  A grouping of 9 additional new anomalies along a NNW-oriented 12.5 by 1.5 km corridor at Cargo 2, of which 7 are outside the 3 by 2 km covered by JVX’s survey.

  A cluster of four anomalies 7.5 km east of Cargo 2, including two that are within 200m of each other, display approximately twice the magnetic intensity of Cargo2 and which were detected on 7 flight lines spaced at 50 meters. Fourteen of the 24 soil samples within a 2.5 km radius yielded peridotitic and eclogitic garnets, mantle ilmenites and/or chromites.

  Other groupings of 14 and 16 anomalies respectively are centered 6 km and 20 km southwest of Cargo 2. A line of soil samples 1 km to the east of the former grouping yielded peridotitic and eclogitic garnets, mantle ilmenites and/or chromites in 8 of 14 samples.  One soil sample over the strongest of the 16 magnetic anomalies was collected this summer by the crew of Kennecott Exploration Canada Inc. and, along with 12 samples from selected anomalies in other groupings, will be processed on behalf of Twin Mining.

At Jackson Inlet West, the MIDAS survey detected

  Four (4) groupings of anomalies. These groupings of 6, 4, 3 and 4 anomalies, respectively, are centered 11 km southeast, 17 km southwest, 12 km south and 15 km west southwest of Freightrain. All anomaly groupings coincide with clusters of soil samples with peridotitic and eclogitic garnets, mantle ilmenites and/or chromites. The soil samples were taken along grid lines by Twin Mining in 2002.

As quoted in the press release of August 6, 2004, the MIDASII™ helicopter aeromagnetic system offers higher resolution aeromagnetic data from a low-level magnetic gradiometry platform. This system is capable of flying at a very low terrain clearance and at low speeds. MIDAS acquires magnetic data of a higher quality and density than many conventional ground surveys (see Fugro at http://www.fugroairborne.com/Services/airborne/MAG/midas/midasII.pdf for more information).

Exploration update on the 980,000 acres Vista Project (formerly South-Claim Block)

Twin Mining reports the completion of regional soil/till sampling on the 980,000 acre south and east portion of the 1.3 million acre Jackson Inlet property on which Twin Mining and Stornoway Diamond Corporation ("Stornoway") have joined forces (press release August 24, 2004). This Vista Project is centered on the Vista River in the eastern half of the Brodeur Peninsula. 1,200 samples (20-liter/sample) have been collected and are currently being processed at laboratories for recovery of kimberlite and diamond indicator minerals. In order to ensure that all indicator minerals are counted and microporbe analyses completed by the end of 2004, the processing and grain selection has been apportioned among three laboratories. Concentrates produced from 704 of the samples by Vancouver Indicator Processors Inc., Vancouver are being picked at HDM Laboratories Inc. of Loveland, Colorado. The remaining 596 samples are being processed and picked at the Mineral Processing Laboratory of Kennecott Canada Exploration Inc. in Thunder Bay.

Stornoway commenced an airborne magnetic survey of the 980,000 acres Vista area on August 27, 2004. After surveying 7 percent of the block in inclement weather, it was decided to resume flying in late winter/early spring 2005.

Twin Mining’s assets comprise the diamond properties under exploration in Canada’s Eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:

Hermann Derbuch, P.Eng.,

Chairman, President & CEO

Tel.: (416) 777-0013   Fax: (416) 777-0014

E-mail: info@twinmining.com